Exhibit 99.50

i-80 Gold Completes Transaction with Nevada Gold Mines to Acquire Lone Tree and Buffalo Mountain

All currencies expressed as United States dollars unless otherwise stated

Reno, Nevada, October 14, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that, together with its wholly-owned subsidiaries Goldcorp Dee LLC ("Goldcorp Dee") and Au-Reka Gold LLC ("Au-Reka"), it has completed the transactions contemplated by the previously announced asset exchange agreement (the "Exchange Agreement") with Nevada Gold Mines LLC ("NGM"). Pursuant to the Exchange Agreement, the Company acquired from NGM, by way of an asset exchange, the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave (collectively, the "NGM Properties"), in consideration for: (i) Goldcorp Dee's 40% ownership in the South Arturo property; (ii) assignment of Au-Reka's option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on production from the Lone Tree property; and (iv) arrangement of substitute bonding (and release of NGM bonds) in respect of the Lone Tree and Buffalo Mountain reclamation obligations at closing (collectively, the "Asset Exchange"). In addition, at closing of the Asset Exchange, NGM reimbursed i-80 approximately $7.3 million for amounts previously advanced by i-80 for the autonomous truck haulage test work completed at South Arturo and for funds advanced by i-80 that were not used for reclamation activities.

“With the closing of this transaction, we now embark on our aggressive growth plan to achieve our goal of building a prominent mid-tier gold producer” stated Matthew Gollat, EVP Business and Corporate Development of i-80 Gold. “Becoming one of only three companies in Nevada with infrastructure to process refractory mineralization, i-80 has gained a strategic advantage for long-term mine development. Furthermore, the toll processing agreement is a key component to this transaction, by providing the ability to process ore from Granite Creek, McCoy-Cove and Ruby Hill as they are developed while we are retrofitting the Lone Tree autoclave”.

The Company also announces that, further to its news release dated September 7, 2021, it has closed a concurrent non-brokered private placement (the "Private Placement"), pursuant to which the Company sold an aggregate of 39,041,515 common shares in the capital of the Company ("Common Shares") at a price of C$2.62 per Common Share (the "Issue Price"), which represents the five-day volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") ending on September 2, 2021, being the last trading date prior to the date of execution of the Exchange Agreement, for aggregate gross proceeds of approximately C$102,288,769.

In connection with the Asset Exchange, NGM subscribed for 22,757,393 Common Shares under the Private Placement at the Issue Price. Following completion of the Private Placement, NGM owns approximately 9.90% of the issued and outstanding Common Shares of the Company, calculated on a non-diluted basis.

Certain directors, officers and other insiders of the Company (collectively, the "Interested Parties") also subscribed for an aggregate of 615,802 Common Shares under the Private Placement on the same terms as arm's length investors. The placement to the Interested Parties constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Notwithstanding the foregoing, the Interested Parties' participation in the Private Placement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 in reliance on the exemptions set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that, at the time the Private Placement was agreed to, neither the fair market value of the securities to be distributed in the Private Placement nor the consideration to be received for those securities, in so far as the Private Placement involves the Interested Parties, exceeds 25% of the Company's market capitalization, as calculated in accordance with MI 61-101. The Company did not file a material change report containing all of the disclosure required by MI 61-101 more than 21 days before the expected closing date of the Private Placement as the details of the participation of Interested Parties had not been confirmed at that time and the Company wished to close the Private Placement as expeditiously as possible.

The Company intends to use the net proceeds of the Private Placement, together with other available funds, to fund the acquisition of the Ruby Hill mine, the exploration and development of its Nevada mineral projects, including the Ruby Hill mine, the NGM Properties and the McCoy Cove property, and for general corporate purposes.

All securities issued under the Private Placement are subject to a hold period under applicable Canadian securities laws which will expire on February 15, 2022. The Private Placement is subject to the final approval of the TSX.

The securities offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered, sold or delivered, directly or indirectly, within the United States, or to or for the account or benefit of U.S. persons, absent registration or an exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused mining company with a goal of achieving mid-tier gold producer status.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Cautionary Note Regarding Forward-Looking Information

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, statements with respect to the use of proceeds of the Private Placement, the timing and ability of the Company to receive necessary regulatory approvals, including the final approval of the TSX, and the plans, operations and prospects of the Company. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to obtain the relevant regulatory approvals, including final approval of the TSX; material adverse changes; exercise of termination rights by any relevant party; unexpected changes in laws; failure to complete the Orion financing transaction on satisfactory terms; rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the Company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.